

March 15, 2013

Via E-Mail
Michael L. Fitzgerald, Esq.
Paul Hastings LLP
75 E. 55th Street
New York, NY 10022

>**Re:** **Maxcom Telecomunicaciones, S.A.B. de C.V.**
>**Amendment No. 1 to Schedule TO-T filed on March 13, 2013**
>**Filed by Banco Invex S.A., Institución de Banca Múltiple,**
>**Invex Grupo Financiero, as Trustee for Trust Number 1387**
>**File No. 5-83794**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note your response to comment two in our letter dated March 1, 2013; however, we reissue our comment with respect to the beneficiaries of the Trust. We note that the beneficiaries other than Mr. Molinar and Mr. Castillo did not participate or play a significant role in the initiation, structuring or negotiation of the tender offer. Rule 14d-1(c)(1) requires persons "on whose behalf" the tender offer is being made to be included as bidders. It appears that the tender offer is being conducted on behalf of the Trust beneficiaries. The Trust was formed for the purpose of conducting the tender offer and the Trust was created only after the tender offer was negotiated and after the related agreements were executed. In addition, the beneficiaries are financing the tender offer. Please revise to include each of the beneficiaries as a bidder in the tender offer.

2. We note that you have included the trustee, but not the Trust, on the cover page and as a signatory. Please revise to add the Trust as an offeror on the cover page and as a separate signatory to the Schedule TO.

Offer to Purchase

Summary Term Sheet

Does Purchaser have the financial resources to make payment

3. We note your response to comment four in our letter dated March 1, 2013; however, we reissue our comment. Please revise to state the specific source of funds by identifying the beneficiaries and the amounts contributed by each of them in the event the tender offer is fully subscribed.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions